Exhibit 99.1

(1)         On December 30, 2005, Nalco LLC distributed an aggregate of 38,029,261 shares of Nalco Holding Company’s (the “Issuer”) common stock to the members of Nalco LLC that qualified as “venture capital operating companies” (as defined in 29 C.F.R. Sec. 2510.3-101(d), which included the distribution of 11,382,724 shares to Apollo Investment Fund V, L.P. (“Fund V”), which was formerly a member of Nalco LLC. Following such distribution, Fund V, and Apollo/Nalco Acquisition LLC and AP Nalco L.P. (collectively, the “Apollo Members”) which continued as members of Nalco LLC, beneficially owned an aggregate of 19,767,140 shares of the Issuer’s common stock, consisting of 11,382,724 shares of which Fund V was the record owner, and 8,384,416 shares in which the Apollo Members held an indirect beneficial ownership interest based on the membership interests in Nalco LLC held by the Apollo Members.